UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                           AMENDED SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 4 )

CACI INTERNATIONAL, INC.
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

127190304
(CUSIP Number)


Larry L. Pfirman
C/O Tara Lee Inc.
601 Water Street
New Berlin, PA 17855
(717) 966-3818
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

July 31, 1997
 (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act.

CUSIP NO. 127190304           13D               Page 2 of 4 Pages

1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

          Larry L. Pfirman         ###-##-####

2.   Check the Appropriate Box if a Member of a Group

          / /  (a)                 /_/  (b)

3.   SEC Use Only

4.   Source of Funds



5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
           __
          /_/

6.   Citizenship or Place of Organization

          USA

                              7. Sole Voting Power

                                   450,100 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      83,000
     Reporting
     Person                   9. Sole Dispositive Power
     With
                                   450,100 Shares

                              10.  Shared Dispositive Power

                                   83,000 Shares
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          533,100 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares
           __
          /_/

13.  Percent of Class Represented by Amount in Row 11

     Approximately 4.95% of voting securities

14.  Type of Reporting Person

     IN

CUSIP NO. 127190304           13D               Page 3 of 4 Pages


Larry L. Pfirman makes this filing to amend certain information previously reported. This filing constitutes Amendment No. 4 to the
Schedule 13D of Larry L Pfirman of such prior Schedule 13D reports with respect to the Class A common stock of CACI International, Inc. ("CACI") by adding the following information to the item indicated:


ITEM 1.  SECURITY AND ISSUER

     This statement related to the Class A Common Stock of CACI
International Inc. whose principal executive offices are located at 1100 North Glebe Road, Arlington VA 22201.

ITEM 2.  IDENTITY AND BACKGROUND

a) This statement is filed by Larry L. Pfirman, an investor.
b) The Principal business address of Larry L. Pfirman is 601 Water Street, New Berlin, PA 17855.
c) The principal occupation of Mr. Pfirman is that of Chairman of the Board and Chief Executive Officer of Tara Lee Inc.
   in addition to managing personally owned real estate and as a significant investor in various companies.
d) Neither Mr. Pfirman nor any officers in Tara Lee Inc. has during the last five years been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors.
e) None of the persons referred to in this filing has, during the last five years, been part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNG OF FUNDS

     Not Applicable

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Pfirman has disposed of a total of 42,500 shares of Caci Intl. stock. By gifting to relatives and others a total of 21,300 shares and as disposed of 21,000 shares in open market transactions. This has reduced Mr. Pfirman's ownership to below a 5% position.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUES

a) The aggregated percentage of shares reported by the person herein is based upon 10,750,000 shares.
b) Mr. Pfirman now owns 450,100 shares, constituting approximately 4.21% of the shares outstanding. In addition Mr. Pfirman has dispositive and voting power with respect to these shares.
c) By virtue of method of ownership Mr. Pfirman has all dispositive and voting power over these shares.
D) Mr. Pfirman disclaims beneficial ownership of 83,000 shares owned by his daughter living at home.

CUSIP NO. 127190304           13D               Page 4 of 4 Pages

e) The transactions of the last 60 day period are as follows:
1.  6/2/97       6000     18.50
2.  6/2/97       6000     18.75
3.  6/2/97       5000     18.62
4.  6/2/97       4000     18.88
5.  7/6/97       gifted 1200 each to 11 individuals
6.  7/30/97      gifted 1350 each to 6 individuals

     f) None applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS

     At this time there is no contracts, arrangements or understandings pursuant to which the reporting person shares

ITEM 7.  MATERIAL TO BE FILED AS EXIBITS

     None


                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By:  /s/ Larry L. Pfirman               Dated:  7/31/97

  Larry L. Pfirman, Investor
  Member of CACI's Board of Directors